March 17, 2005


Mail Stop 04-08

By U.S. Mail and facsimile to (303) 222-1001

Mr. Robert D. Grizzle, Chief Financal Officer
Navidec Financial Services, Inc.
6399 S. Fiddler`s Green Circle, Suite 300
Greenwood Village, CO 80111

Re:	Navidec Financial Services, Inc.
	File No. 000-51139
      Forms 8-K and 8-K/A, filed 3/11/05

Dear Mr. Grizzle:

In connection with our review of the above referenced filings and our follow-up telephone conversation on March 15, 2005, we have the following comments:

Please revise paragraph 1 of Item 4.01 of Form 8-K to reflect the updated dismissal date of your former accountants.

Please provide your former accountants with a copy of the revised disclosures and request they resubmit their letter addressed to the
Commission stating whether they agree with the statements made by you and, if not, stating the respects in which they do not agree.

Please file your response to these comments via EDGAR within 5 business days of the date of this letter, or contact us immediately if you require additional time. Such amendment should be filed under cover of Form 8-K/A and should include the ITEM 4 designation. The letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-K and filed as Exhibit
16. To expedite the processing of the Form 8-K, please furnish a courtesy copy of the filing to the undersigned. Any questions regarding the above may be directed to me at (202) 824-5698.


						Sincerely,




						Paula M. Smith
						Staff Accountant

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